February 24, 2011	TSX: HNC
Frankfurt: WKN-AOB6ST

Environmental Approval for Northwest Transmission Line

(Vancouver) – Mark Jarvis, President of Hard Creek Nickel Corp., announced today that B.C. Hydro, the provincial power utility, had received an environmental assessment certificate for the proposed Northwest Transmission Line project. “This is wonderful news for us,” said Mr. Jarvis. “This is the key infrastructure element we need to advance our Turnagain Nickel project to a reality.”

The proposed $404 million project includes a new 287 kilovolt transmission line, 344 kilometres from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake. The project is expected to be complete in the winter of 2013. The assessment report concluded the project is not likely to have significant adverse effects.

The complete government press release can be viewed at Hard Creek Nickel’s website www.hardcreek.com.

Hard Creek Nickel Corporation is currently advancing its core asset, the Turnagain project, a giant disseminated nickel-sulphide deposit located in north central British Columbia, Canada. Current work programs include metallurgical and engineering studies and baseline environmental studies.

For future information, please contact our Investor Relations Department -Lindsay MacLeod (lmacleod@hardcreek.com ) Tel: 604 681 2323.

“Mark Jarvis”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

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